

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 9, 2018

Peter Staple
Chief Executive Officer
Corium International, Inc.
235 Constitution Drive
Menlo Park, CA 94025

      Re: Corium International, Inc.
          Registration Statement on Form S-3
          Response dated June 29, 2018
          File No. 333-225497

Dear Mr. Staple:

We have reviewed your June 29, 2018 response to our comment letter and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 22, 2018 letter.

Form S-3 Filed June 7, 2018

General

1.   We note your response to the comment issued in our later dated June 22, 2018. Please tell us how the Beneficial Ownership table included in your proxy statement would change if the 2.65 million shares had been included. Additionally, provide us with your analysis supporting your determination that a 10-K/A to provide corrected information is not required.

You may contact Jeffrey Gabor at 202-551-2544 or Suzanne Hayes at 202-551-3675 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Lara Foster, Esq.